Filed pursuant to Rule 253(g)(2)

File No. 024-11377

This Supplement No. 3, dated March 1, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated January 7, 2022, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa Series 1246 Elgin Way

●	Landa Series 687 Utoy Court

SUPPLEMENT NO. 2 DATED MARCH 1, 2022 TO OFFERING CIRCULAR DATED JANUARY 7, 2022

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) shows key information related to each Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged. In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding each of the Updated Series.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)

Landa App LLC - 1246 Elgin Way Riverdale GA LLC	1246 Elgin Way, Riverdale, GA 30296	March 1, 2022	$1,207.50	February 28, 2023
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	687 Utoy Court, Jonesboro, GA 30238	March 1, 2022	$975	February 28, 2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the applicable Lease Agreements and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreement, a copy of which is filed in our Form 1-U, filed on March 1, 2022, which can be found here.